Exhibit 6

Morningstar Credit Ratings, LLC ("Morningstar")

Form NRSRO

Conflicts of Interest – Identification

This Exhibit sets forth the types of conflicts of interest relating to the issuance of credit ratings by Morningstar that are material to Morningstar. Morningstar maintains policies and procedures to address and manage, or prevent, these conflicts:

1. Morningstar is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. Morningstar is paid by obligors to determine credit ratings with respect to the obligors.

3. Morningstar is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid Morningstar to determine a credit rating.

4. Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such persons may use the credit ratings of Morningstar to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

5. Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by Morningstar.

6. Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such a person, or a person affiliated with such person, may also pay Morningstar to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

7. Morningstar has a person associated with it that is a broker or dealer; however, the broker-dealer is not engaged in the business of underwriting securities or money market instruments, and does not maintain client accounts or execute security transactions on behalf of clients.

8. Morningstar issues or maintains credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that were paid for by the issuer, sponsor, or underwriter of the security or money market instrument.

9. Further with respect to items 1 and 4 above and the credit ratings referenced therein, a servicer that is an affiliate of such an issuer, underwriter, other arranger or subscriber may be obtaining and paying for, or refusing to obtain or pay for, a Morningstar servicer ranking or assessment, and Morningstar may consider the presence or absence of such ranking or assessment in connection with Morningstar's determination of such a credit rating.

10. Morningstar analysts and officers are employees at-will, and as such they are generally not subject to agreements or laws that would prevent them from accepting future employment with an obligor, issuer, underwriter or sponsor that Morningstar provided a rating and that such analyst or officer participated in determining or supervised employees that participating in determining such a rating.

11. Morningstar may rate issuers and obligors that are significant shareholders of Morningstar Inc.

12. Persons within Morningstar and/or Morningstar's affiliates:

    i. may directly own securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by Morningstar;

    ii. may have business relationships or other relationships or dealings in addition to arms-length ordinary course business relationships with issuers or underwriters of rated securities, obligors or issuers subject to a credit rating determined by Morningstar, or persons using Morningstar's ratings for regulatory purposes.